K&L Gates LLP 300 South Tryon Street, suite 1000 Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

February 25, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Jason L. Drory and Tim Buchmiller

Re:	Movano Inc. Draft Registration Statement on Form S-1 Filed June 30, 2020 CIK No. 0001734750

Dear Mr. Drory and Mr. Buchmiller:

On behalf of Movano Inc. (the “Company”), we submit this letter providing additional information to supplement the Company’s prior response to comment 11 of the letter dated July 27, 2020 (the “July 2020 Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential draft registration statement on Form S-1 (CIK No. 0001734750) (the “Draft Registration Statement”) originally submitted by the Company to the Commission on August 31, 2020 and to provide responses to the letter dated February 5, 2021 from the Staff (the “February 2021 Comment Letter”) with respect to Amendment No. 2 to the Company’s Draft Registration Statement submitted by the Company to the Commission on January 11, 2021. The bold text below comprises the Staff’s comments and the regular text constitutes the Company’s responses thereto. The supplemental responses set forth below are based upon information provided to K&L Gates LLP by the Company. On February 2, 2021, the Company filed with the Commission a non-confidential Registration Statement on Form S-1 (333-252671) (the “Registration Statement”) and the Company currently expects to file Amendment No. 1 to the Registration Statement, which will include its audited financial statements for the fiscal year ended December 31, 2020, in early March 2021.

February 2021 Comment Letter

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 43

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its equity issuances and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”). As noted in the Registration Statement, the offering price is expected to be $5.00 per share (the “Preliminary Offering Price”).

ACCOUNTING FOR STOCK-BASED GRANTS

The Company’s discussion of its accounting for stock-based grants is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Fair Value of Common Stock” (the “MD&A”) and appears on pages 38 through 43 of the Registration Statement. The Company’s discussion of its accounting for its recently issued Convertible Notes (as defined below) and Warrants (as defined below) is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Convertible Financial Instruments” and “—Common Stock Warrants” and appears on pages 38 through 43 of the Registration Statement.

The Company advises the Staff that the Preliminary Offering Price represents the Company’s current belief of what the indicative price in the preliminary prospectus may be, but that the actual indicative price in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters of the IPO, which is expected to occur shortly before the printing of the preliminary prospectus for the IPO. Therefore, the Preliminary Offering Price is subject to further change as a result of various factors, including market conditions and subsequent developments with respect to the Company’s business.

To assist the Staff in its evaluation of the Company’s accounting for stock-based compensation and recently issued Convertible Notes, the Company has provided the analysis as set forth below.

DETERMINATION OF FAIR VALUE OF COMMON STOCK

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s equity awards (consisting of stock options and restricted stock grants) has been determined by the Company’s Board of Directors (the “Board”) with input from management. Because there has been no public market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board, with input from management, has determined the fair value of the common stock by considering a number of objective and subjective factors, including independent third-party valuations as of May 31, 2018, March 31, 2019, May 31, 2020, October 31, 2020 and December 31, 2020. For purposes of this response letter, we will focus on the issuance of common stock from January 2020 and forward.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of shares to determine the estimated fair value of its awards at each valuation date.

●	Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred shares, as well as their rights to participation in a future financing. Thus, the value of the common shares can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common share has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event. The option allocation methodology involves estimating the value of the call options using an option pricing model, such as the Black-Scholes-Merton or binomial, at a series of exercise prices that coincide with the liquidation and conversion preferences of the preferred and common stockholders.

●	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

●	Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

Additionally, as the equity awards represent securities that are currently not marketable, an adjustment to the preliminary value estimates must be made to account for the lack of liquidity that a holder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant or issuance date, as applicable, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of equity awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

GRANTS OF EQUITY AWARDS SINCE JANUARY 1, 2020

The following table presents a summary of stock option awards granted since January 1, 2020:

Grant Date	Numbers of shares subject to awards granted	Per share exercise price
February 2020	85,478	$0.38
September 2020	835,000	$0.54
December 2020	350,000	$0.54
December 2020	462,000	$2.00

On September 30, 2020 the Company also granted a restricted stock award covering 140,000 shares of the Company’s common stock at which time the per share estimated fair value of the Company’s common stock on the grant date was $0.54 per share.

VALUATIONS AND EQUITY GRANTS SINCE JANUARY 1, 2020

March 31, 2019 Valuation and February 2020 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of March 31, 2019 to be $0.38 per share (the “March 2019 Valuation”).

In preparing the March 2019 Valuation, the Company determined the enterprise value using the OPM based on the then-recently completed Series B preferred stock transaction. Under the OPM, the Company used a back-solve method so that the enterprise value was equal to the contemplated value of the Company determined by the Series B preferred stock financing transaction with both existing and new third-party investors which closed in March 2019. The DLOM of 35% applied was estimated based on consideration of both a basic put option analysis, as well as the Finnerty Method.

In connection with the grants of stock options made in February 2020, the Board, with input from management, concluded that the estimated fair value of the Company’s common stock was $0.38 per share in consideration of the valuation analysis as of March 31, 2019 and other objective and subjective factors described in the Registration Statement. During the period from the March 2019 Valuation to the date of the February 2020 grants, the Board concluded that there had not been a material change to the fair value of the Company’s common stock. During this period, the Company continued to progress in its research and development efforts, but no event or events occurred during this period that caused the Board to conclude that there had been a material change to the fair value of the Company’s common stock.

May 31, 2020 Valuation and September 2020 and December 2020 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of May 31, 2020 to be $0.54 per share (the “May 2020 Valuation”).

For the May 2020 Valuation, the Company employed the Hybrid Method to compute the probability-weighted value of the common stock across the following three scenarios: (1) an OPM was used to capture a range of potential future outcomes; (2) an IPO at a low future equity value; and (3) an IPO at a high future equity value. Based on certain considerations and discussions with management regarding the likelihood of an IPO in the near future, an aggregate probability of 40.0 percent was selected to apply to the IPO scenarios (with 20.0 percent placed on the low IPO scenario and 20.0 percent placed on the high IPO scenario) with the residual probability being applied to the OPM scenario. Based on consideration of both a protective put analysis, as well as a Longstaff Regression Analysis, a DLOM of 37.5% was applied to the marketable value allocated to the common stock under the OPM scenario, and a DLOM of 32.5% was applied to the marketable value allocated to the common stock under the IPO scenarios.

In connection with the grants of stock options made in September 2020 and December 2020, the Board, with input from management, concluded that the estimated fair value of the Company’s common stock was $0.54 per share in consideration of the valuation analysis as of May 31, 2020 and other objective and subjective factors described in the Registration Statement. During the period from the May 2020 Valuation to each of these grants, the Board concluded that there had not been a material change to the fair value of the Company’s common stock. During this period, the Company continued to progress in its research and development efforts, but no event or events occurred during this period that caused the Board to conclude that there had been a material change to the fair value of the Company’s common stock.

Subsequent Considerations and Valuations of the Fair Value of the Company’s Common Stock

Several considerations prompted the Company to subsequently revisit the fair value of the Company’s common stock for the September 2020 and December 2020 Grants.  After raising proceeds of approximately $11.8 million in the Company’s 2020 bridge financing, which closed in August 2020, the Board approved a second bridge financing on December 9, 2020 at its regularly scheduled monthly meeting. Gross proceeds of the newly approved bridge financing were expected to be approximately $5 million with terms similar to the previous bridge financing. The one exception to the new terms was expected to be an increase in the valuation cap from $60 million to $80 million for purposes of the conversion calculation. The Company began to prepare for shareholder approval of the new bridge financing. Management of the Company anticipated meeting with investors following the December holiday season and expected the bridge funds to be raised during the first quarter of 2021.  The net proceeds were expected to provide the Company with enough runway to consider a potential institutional venture capital transaction or an IPO late in the third quarter of 2021 or early in the fourth quarter of 2021. The Company planned to seek another third-party independent valuation of the fair value of the Company’s common stock following the close of the bridge financing. That valuation would focus on an update of the Company’s financing path and overall strategic plans.  For example, as a strategic initiative, the Company anticipated using the proceeds of the proposed bridge financing to fund additional clinical trials in mid 2021.

During late December 2020 and early January 2021, the Company was approached by its existing investor partners about the possibility of accelerating the timing of an IPO, given market conditions.  On January 13, 2021, the Board, at its regularly scheduled meeting, discussed the timing of a potential accelerated IPO. On January 29, 2021, the Board held a special IPO-focused meeting to discuss additional details of an IPO process and requirements, including turning the confidential Draft Registration Statement into a public Registration Statement on Form S-1, as well as the timeline for the Company’s 2020 audit and investor roadshow. Management and the Board concluded that given the new information about the timing of the potential IPO, a new valuation should be completed by a third-party independent valuation specialist as of December 31, 2020.

In February 2021, a valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of December 31, 2020 to be $3.26 per share (the “December 2020 Valuation”).

For the December 2020 Valuation, the Company employed the Hybrid Method to compute the probability-weighted value of the common stock across the following three scenarios: (1) an OPM was used to capture a range of potential future outcomes; (2) an IPO in the near future (March 15, 2021) at a low and high future equity value; and (3) an IPO at a later date (June 15, 2021) at a low and high future equity value. Based on certain considerations and discussions with management regarding the likelihood of an IPO in the near future, an aggregate probability of 80.0 percent was selected to apply to the IPO scenarios (with 60.0 percent placed on the early IPO scenario and 20.0 percent placed on the later IPO scenario) with the residual probability being applied to the OPM scenario. Based on consideration of both a protective put analysis, as well as a Longstaff Regression Analysis, a DLOM of 25.0% was applied to the marketable value allocated to the common stock under the OPM scenario, and a DLOM of 17.5% was applied to the marketable value allocated to the common stock under the early IPO scenario, and a DLOM of 20.0% was applied to the marketable value allocated to the common stock under the later IPO scenario.

As a result of the discussions held by the Board and the information provided in the December 2020 valuation, the estimated fair value of the common stock was subsequently revisited for financial reporting purposes. The Company reviewed the September and December 2020 Grants to determine if any of the estimated fair values needed to be reassessed. In February 2021, to assist with the determination of the fair value of the common stock during the fourth quarter of 2020, the Company requested another valuation by a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of October 31, 2020 (the “October 2020 Valuation”) to be $2.26.

For the October 2020 Valuation, the Company employed the Hybrid Method to compute the probability-weighted value of the common stock across the following three scenarios: (1) an OPM was used to capture a range of potential future outcomes; (2) an IPO in the near future (March 15, 2021) at a low and high future equity value; and (3) an IPO at a later date (June 15, 2021) at a low and high future equity value. Based on certain considerations and discussions with management regarding the likelihood of an IPO in the near future, an aggregate probability of 60.0 percent was selected to apply to the IPO scenarios (with 40.0 percent placed on the early IPO scenario and 20.0 percent placed on the later IPO scenario) with the residual probability being applied to the OPM scenario. Based on consideration of both a protective put analysis, as well as a Longstaff Regression Analysis, a DLOM of 27.0% was applied to the marketable value allocated to the common stock under the OPM scenario, and a DLOM of 19.0% was applied to the marketable value allocated to the common stock under the early IPO scenario, and a DLOM of 21.5% was applied to the marketable value allocated to the common stock under the later IPO scenario.

Based on the fair market value of the common stock in the October 2020 Valuation and the December 2020 Valuation and the fact that there was no significant milestone event at a particular date in the time period, the Company has chosen to reflect a steady increase in the fair value of the common stock from the date of the May 2020 Valuation to the September 2020 Grant date and from the October 2020 Valuation date to the December 2020 grant date. The Company applied a straight-line calculation of the increase in the fair value of the common stock as reflected in the following chart. The Company considered other possible mathematical approaches to the determination of the change in the fair value of the common stock and concluded that straight-line calculation of the increase most appropriately reflected the events, activities and growth occurring within the Company during this time frame. The Company estimated a new fair market value of the common stock at the September 2020 and the December 2020 Grant dates as shown in the column titled “Fair value of common stock upon reassessment.”

Grant Date	Numbers of shares subject to awards granted	Per share exercise price	Original fair value of common stock on grant date	Fair value of common stock upon reassessment
September 2020	835,000	$0.54	$0.54	$1.91
December 2020	350,000	$0.54	$0.54	$2.87
December 2020	462,000	$2.00	$0.54	$2.87

The Company believes that the reassessment of the fair value of the common stock for financial reporting purposes conservatively reflects the overall progress of the Company during this period and the move toward the IPO decision at the end of December 2020. The Company has recorded a portion of the financial reporting impact of the reassessment in the fair value of the common stock in the fourth quarter of 2020, based on the amount of vesting of the stock options that had occurred at that time. The remainder of the calculated stock compensation expense will be recognized in future periods subsequent to December 31, 2020.

ISSUANCE AND VALUATION OF CONVERTIBLE NOTES AND WARRANTS

From February through December 2020, the Company issued approximately $11.8 million in subordinated convertible promissory notes (the “Convertible Notes”) to 314 investors, including approximately $0.2 million for payment for services. The Convertible Notes bear interest at 4.0% and mature in February 2022. The Convertible Notes automatically convert into common stock if the Company completes an initial public offering before the payment or conversion of the entire balance under each convertible note at the lower of: (a) 80% of the lowest per-share selling price in the initial public offering or (b) an implied per-share price determined by dividing $60,000,000 by the Company’s then outstanding, fully-diluted capitalization (excluding any outstanding convertible notes and any unallocated option pool) immediately prior to the public offering. On August 27, 2020, in connection with the consummation of the placement of its Convertible Notes, the Company issued warrants to purchase an aggregate of 214,050 shares of its common stock (the “Warrants’). The warrants have a term of five years and an initial exercise price of $2.97 per share. Upon automatic conversion of the related promissory notes, the exercise price of these warrants is automatically adjusted to the conversion price.

A detailed discussion of the conversion features and the accounting for the Convertible Notes and Warrants is included in Note 7 - Convertible Promissory Notes and Note 10 - Warrants to the Company’s financial statements beginning on page F-36 of the Registration Statement. The following paragraphs from Note 7 – Convertible Promissory Notes describe the conversion terms and the related accounting for the convertible promissory notes:

“The Company determined that the terms that would result in Convertible Notes automatically converting at (i) 80% of the lowest per-share selling price of the stock sold by the Company in the Next Qualified Equity Financing or (ii) 80% of the lowest per-share selling price of the Conversion Stock sold by the Company in an IPO are deemed a redemption feature. The Company also concluded that those redemption features require bifurcation from the Convertible Notes and subsequent accounting in the same manner as a freestanding derivative. Accordingly, subsequent changes in the fair value of these redemption features is measured at each reporting period and recognized in the statement of operations and comprehensive loss.

The sum of the fair value of the warrants, the fair value of the embedded redemption derivative liability, issuance costs and commission payments for the Convertible Notes were recorded as debt discounts to be amortized to interest expense over the respective term using the effective interest method. During the nine months ended September 30, 2020, the Company recognized interest expense of approximately $0.4 million from the accretion of the debt discounts. As of September 30, 2020, the unamortized remaining debt discount is $1.0 million.”

A separate calculation of the related derivative liability was prepared and the description from Note 7 – Convertible Promissory Notes on Page F-37 is provided below:

“As described above, the redemption provisions embedded in the Convertible Notes required bifurcation and measurement at fair value as a derivative. The fair value of the Convertible Note redemption provision derivative liability was calculated by determining the value of the debt component of the Convertible Notes at various conversion or maturity dates using a Probability Weighted Expected Return valuation method. The fair value calculation placed greater probability of the occurrence of the conversion or maturity date scenario, with little or no weight given to other scenarios. The fair value of the redemption provision is significantly influenced by the discount rate, the remaining term to maturity and the Company’s assumptions related to the probability of a qualified financing or no financing prior to maturity. The Financing Date is the estimated date of an automatic conversion as the result of a Next Qualified Equity Financing or an IPO.”

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the derivative liability as of February 28, 2020, March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020. At each reporting date, the valuation report considered two scenarios – (1) Financing or (2) No Financing. The present value of each scenario was calculated, and the total present value of the possible exit scenarios was compared to the present value of the debt instrument. The resulting difference is the estimated fair value of the embedded derivative. The following weighted average assumptions were used to calculate the derivative liability at the reporting dates:

	Financing Date	Maturity Date
Probability of Conversion at Financing	80%	20%
Expected Term	March 2021	February 2022
Conversion Ratio	1.25	N/A
Discount Rate	1.68% to 11.67%	N/A

During the three months ended September 30, 2020 and the three months ended December 31, 2020, the Company recorded the grant date fair value of the derivative liability as a debt discount when the convertible promissory notes were issued. At the end of each reporting period, the derivative liability will be marked to market in accordance with the valuation provided by the independent valuation specialist.

The following paragraphs from Note 10 – Warrants describe the accounting for the warrants that were issued in connection with convertible promissory notes. The placement warrants are considered a liability instrument and are marked to market at each reporting date.

“The initial exercise price of the Convertible Notes Placement Warrants is $2.97. However, when the Convertible Notes are converted as described in Note 7, the exercise price of the warrants will be adjusted to equal the Conversion Price. The Convertible Notes Placement Warrants are classified as a derivative liability because the exercise price is variable. These warrants do not qualify as being indexed to the Company’s own common stock and will be measured at fair value on a recurring basis. The fair value of the Convertible Notes Placement Warrants is $6,200 at issuance and is recorded as a debt discount.”

Using a Black-Scholes valuation model, the Company calculated a grant date fair value of the warrants issued in August 2020 in connection with convertible promissory notes of $6,200. The following assumptions were used in the calculation: (1) fair market value of common stock - $0.54; (2) dividend yield – 0.0%; (3) expected volatility – 47.65%; (4) risk-free interest rate – 0.31%; and (5) expected life – 5.0 years. In light of the reassessment of the fair value of the common stock as of September 30, 2020, the Company performed a new calculation of the fair value of the warrant liability using a Black-Scholes valuation model with the following assumptions: (1) fair market value of common stock - $1.91; (2) dividend yield – 0.0%; (3) expected volatility – 50.42%; (4) risk-free interest rate – 0.28%; and (5) expected life – 4.9 years. The estimated fair value of the warrant liability as of September 30, 2020 is $125,000, and the increase is a result of the increase in the fair market value of the Company’s common stock, as discussed in the previous section.

ACCOUNTING FOR BENEFICIAL CONVERSION FEATURES OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s discussion of its accounting for redeemable convertible preferred stock is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—“Redeemable Convertible Preferred Stock” and “Convertible Financial Instruments” and appears on page 38 of the Registration Statement.

The Company has the following redeemable convertible preferred stock outstanding as of September 30, 2020:

At September 30, 2020:

	Original Issue	Shares	Shares Issued	Net Carrying	Liquidation	Redemption
Class	Price per Share	Authorized	and Outstanding	Value	Preference	Value
A	$2.60	2,692,253	2,692,253	$13,141	$15,064	$15,274
B	$2.10	5,238,095	4,942,319	$17,159	$21,701	$22,011

The redeemable convertible preferred stock will automatically convert upon consummation of an IPO or upon consummation of a subsequent placement or offering of equity or equity linked securities of the Company approved by the preferred stock holder into that number of shares of common stock equal to the quotient of (i) the original issue price (adjusted for stock splits, stock dividends, stock combination, or other similar transactions) plus all accrued and unpaid dividends divided by (ii) the conversion price. The conversion prices for Series A and Series B preferred stock are $1.40 and $2.10, respectively, as adjusted for stock splits, stock dividends, stock combinations, recapitalizations, or the like that occur after the original issuance date. Further, at any time after the issuance date and until ten calendar days prior to the consummation of the IPO, each Holder shall be entitled to convert its preferred stock into that number of shares of common stock equal to the quotient of (i) the original issue price (adjusted for stock splits, stock dividends, stock combination, or other similar transactions) plus all accrued and unpaid dividends divided by (ii) the conversion price

The Company reviewed and considered the beneficial conversion features of the preferred stock. The Company concluded that a beneficial conversion feature does not exist at the issuance of the Series A or the Series B preferred stock as the effective conversion price exceeded the fair value of the common stock at the respective commitment dates of each series of preferred stock.

As such, the Company has not recorded any accounting impact related to a beneficial conversion feature for the redeemable convertible preferred stock and it does not anticipate any accounting impact upon the conversion of the preferred stock at the date of the IPO.

DISCUSSION OF PRELIMINARY OFFERING PRICE

The Preliminary Offering Price was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary Offering Price were the following:

●	the Company’s history and prospects;

●	the industry in which the Company operates;

●	the Company’s past and present operating results;

●	the previous experience of the Company’s executive officers;

●	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

●	an assumption that there would be a receptive public trading market for technology companies such as the Company;

●	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company; and

●	the general condition of the securities markets at the time of the offering.

As noted above, valuations that determined the fair market value of the Company’s common stock were performed by a third-party valuation specialist for the Company as of May 31, 2020, October 31, 2020 and December 31, 2020. The Company believes that these valuations present the increase of the fair market value of the Company’s common stock during the time period from May 31, 2020 to December 31, 2020. The difference between the fair value of its common stock as of May 31, 2020 of $0.54 per share, the fair value of its common stock as of October 31, 2020 of $2.26 per share, the fair value of its common stock as of December 31, 2020 of $3.26 per share (collectively, the “2020 Valuations”), and the Preliminary Offering Price of $5.00 per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 31, 2020:

●	The Preliminary Offering Price is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the 2020 Valuations, which considered multiple potential outcomes which would have resulted in a lower value of the Company’s common stock than its IPO.

●	The Preliminary Offering Price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the 2020 Valuations.

●	The Preliminary Offering Price assumes the conversion of all of the Company’s outstanding preferred stock and its Convertible Notes. The Company’s preferred stock and Convertible Notes currently have substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock and Convertible Notes will convert into common stock, thus eliminating the superior rights and preferences as compared to the common stock.

●	Since May 31, 2020, the Company has taken several steps towards the completion of an IPO, including confidentially submitting a Draft Registration Statement with the Commission on August 31, 2020, an amendment thereto on January 11, 2021 and filing its Registration Statement with the Commission on February 2, 2021.

In addition, the proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources and the completion of this offering would provide the Company with ready access to the public equity and debt markets which would further enhance the Company’s value.

CONCLUSION

In the previous sections, the Company has described the decision and the process to revisit the fair value of the common stock for the financial reporting purposes. The following chart summarizes the impact of the reassessment of the fair value of the Company’s common stock on the previously issued interim financial statements as of and for the nine month period ending September 30, 2020 in terms of the type of equity instrument involved.

Financial Impact on Nine
Months Ended
Equity Instrument	September 30, 2020
Stock Options	$323,000
Warrants related to convertible promissory notes	$118,000
Warrants related to other financings	445,000
Total	$886,000

The Company has evaluated whether the impact of its reassessment is material to its previously issued financial statements included in the Registration Statement. From a quantitative perspective, the total income statement impact of the additional expense of $886,000 represents approximately 6.1% of the net loss attributable to common stockholders for the nine months ended September 30, 2020. There is minimal impact to the balance sheet, and as the impact is a non-cash accounting entry, there is no impact to the cash flow statement. The Company also considered the qualitative factors outlined in SAB 99 and has concluded the impact to be immaterial. The reassessment of the fair value of the common stock was not undertaken as a response to changes in operating or earnings trends of the Company. The impact would have increased the net loss attributable to common stockholders for the nine months ended September 30, 2020. The change would not result in any regulatory or compliance impact with external authorities or investor agreements. Additionally, there is no impact on internal corporate incentive compensation programs as such programs and compensation awards are not present at that time for the Company’s management. The reassessment of the fair value of the common stock of the Company represents a process that involves subjective and imprecise estimates and measurements, that are subject to change over time based on the events and activities of the Company that were described in the preceding sections. As such, the Company is proposing to record the impact of the additional expense during the three months ended December 31, 2020.

In conclusion, the Company respectfully submits that the differences between the Preliminary Offering Price, the exercise prices at which it has granted equity, the 2020 Valuations and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will update its disclosure in Amendment No. 1 to the Registration Statement to reflect the financial reporting impact of the reassessment in the fair value of its common stock in the fourth quarter of 2020 and will continue to update its disclosures for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in the response to this comment.

February 2021 Comment Letter

Our Planned Wearable Product, page 29

1.	We note the updated disclosure that the IRB approved and you conducted your first external glucose tests of 10 external subjects and your first external blood pressure test of 40 external subjects. Please include a brief discussion of the study results or otherwise disclose when you expect the results to be available.

The purpose of both the IRB-approved glucose study and the Company’s first external blood pressure study referenced above and in the Draft Registration Statement was to collect data to refine the Company’s product design and to develop the algorithms that the Company’s product in development will use to estimate glucose levels and blood pressure levels, as applicable. Revised disclosure noting the purpose of the both studies was added on page 29 of the Registration Statement.

February 2021 Comment Letter

Intellectual Property, page 31

2.	We note your updated disclosure that you have two issued patents. Please revise to disclose the type of patent protection you have and the expiration dates for each of your material issued patents.

Revised disclosure responding to this comment will be added to the Company’s disclosures in Amendment No. 1 to the Registration Statement. The Company expects the new disclosure to read substantially as follows, “At December 31, 2020, we had two issued U.S. Utility patents (providing method, system, and device protection) having a total of 60 claims (U.S. Pat. Nos. 10,856,766, expiring on November 13, 2039, and 10,874,314, expiring on December 18, 2039), 45 pending U.S. patent applications having a total of 1,053 claims, with an earliest priority date of August 16, 2018, and six pending Patent Cooperation Treaty (PCT) International patent applications having a total of 443 pending claims.”

We appreciate your time and attention to the Company’s responses to the Staff’s comment. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch
Mark Busch

cc:	Michael Leabman, Chief Executive Officer